Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Market Data Corporation
     File Ref. No. 33-22264-FW


We were previously the principal accountants for Market Data Corporation and, under the date of May 22, 1996, we reported on the financial statements of Market Data Corporation as of June 30, 1995, and for the three months then ended, and as of March 31, 1995, and each of the three years in the period then ended. On October 1, 1996, we declined to stand for re-election. We have read Market Data Corporation's statements included under
Item 4 of its Form 8-K and we agree with such statements.


Very truly yours,

Weinstein Spira & Company, P.C.
(Signature)